Exhibit 99.1

The 1st Listed EV Charging ServiceCompany in China NaaS(NASDAQ: NAAS) One-Stop Solutions Provider Empowering ElectricMobility Management Presentation November 2022

Disclaimer

THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

This presentation has been prepared by NAAS Technology Inc. (the “Company”) solely for information purpose. By viewing or accessing the information contained in this material, you hereby acknowledge and agree that no representations, warranties or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed.

This presentation does not constitute an offer to sell or issue or an invitation or recommendation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the “Securi ties Act”) and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance of the Company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of the Company that may be made by you will be independent of this presentation and that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company.

Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company’s intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects ,” “intends,” “anticipates,” “believes,” “confident” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers or representatives has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

Except where otherwise indicated, this presentation speaks as of the date hereof. The Company reserves the right to amend or replace this presentation at any time but the Company undertakes no obligation to update or supplement any content set forth in this presentation should circumstances, management's estimates or opinions change or any information provided in this presentation become inaccurate. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate; NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

This presentation also contains non-IFRS financial measures, the presentation of which is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. In addition, the Company’s calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore co mparability may be limited.

NaaS is one of the Largest EV Charging Network and Service Provider with First-mover Advantage Naas China EV Public Charging Volume Extensive Online Charging Network 1,885GWh charging volume(1) 44K charging stations(2) 404k chargers connected(3) Processed Coverage Strong Partnerships 981 charging operators(2) 29 charger manufacturers Including all of Top 25 (4) 2.2mn end-users served cumulatively(4)Partners Users Notes: (GWh) 17.6x Growth >43% CAGR 1H 2022:13,026 Naas 2022E 19% Market Share(6) 160% YoY Growth(6) 18% Market Share 137% YoY Growth 7,031 Naas 2021 229,794 2030E Naas Charging Volume Historical Charging Volume Estimated Charging Volume (1) For the LTM as of June 30, 2022 (2) As of June 30, 2022 (3) 1x larger vs. the largest US charging network with 200,000 as of June 2022 (4) As of December 31, 2021 (5) As of June 30, 2022 (6) For first half of 2022 Naas NASDAQ: NAAS 2

When You Invest in NaaS, You Invest in the Electrification of China's Transportation Industry VISION Empowering Electric Mobility INVESTMENT OPPORTUNITY Plug into China’s Huge Market Opportunity – the Digitalization and Electrification of Transportation Naas NASDAQ: NAAS 3

Investment Highlights ☑ China’s World-Leading Electrification Trend Unlocks Huge Market Potential ☑ One of China’s Largest EV Charging Network and Service Provider with First-mover Advantage ☑ Solid Business Model: Service-Based Recurring Revenue from Sticky Customers across Multiple Revenue Streams ☑ Capital Light Growth with Minimal CapEx Needed to Scale Business ☑ Visionary Management Team with Proven Execution Capabilities NaaS NASDAQ: NAAS 4

NASDAQ: NAAS 01 Company Overview

End-users/Corporate/APP Smart EV Preinstalled Functions Supplier NaaS Charging Station Owners NaaS Ecosystem – Links Everything in the EV Charging Industry Full Suite of Charging Solutions Provider Enhance operational efficiency and profitability One of the Largest EV Charging Network Enjoy hassle-free and frictionless fast charging experience EV OEMs Reduce end-users’ range anxiety and dependency on private chargers, and increase EV sales Equipment Manufacturers Help small & medium customers save on marketing costs and increase charger sales NASDAQ: NAAS 6

NASDAQ: NAAS One stop Energy Solutions Provider Offering a Convenient, Flexible, Turnkey EV Charging Solution for Station Owners 8 User Acquisition Platform Maintenance Services Non charging Services Operating Services Financing Channel Client: charging stations Client: charging stations Client: charging stations Big Data Backed Site Selection Charging Hardware and Software Procurement EPC ( Energy Storage / PV Equipment Procurement Virtual Power Plant (“VPP”) Trading Battery Testing and Recycling Battery Swap Station Hydrogen Fueling Station Initial Building Stage Operating Stage Upgrade / Additional Services Stage Notes: (1) EPC stands for Engineering Procurement Construction 7

NASDAQ: NAAS We Generate Recurring Revenue from Sticky Customers across Multiple Revenue Streams 9 Non charging Services User Acquisition Platform Recurring take rate based on charging volume originated from NaaS ’ app Recurring service fee based on long term contracts Recurring take rate from rental income Building Connections Increasing Stickiness Creating Additional Revenue Streams Operating / Maintenance Services Energy Storage / PV Equipment Procurement Virtual Power Plant (“VPP”) Trading Battery Testing and Recycling / Battery Swap One time take rate charged on hardware procured Recurring take rate on VPP service Battery Testing and Recycle: Recurring service fee Battery swap: Take rate on rental income One time take rate charged on the hardware software procured Charging Hardware and Software Procurement Financing Channel One time contract fee over the entire project One time referral fee generated from referrals to financiers EPC Initial Building Stage Operating Stage Upgrade/Additional Services Stage 8

NASDAQ: NAAS Illustrative Unit Economics with 65% Recurring Revenue 10 Year 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Total Revenue Construction Operation Upgrading … One time Recurring Initial Building Stage O perating Stage Upgrad ing Stage / Additional Services (23%) (65%) (12%) Notes: Assuming 10 charging piles, 2 guns each, 120kw power per gun, with proportional energy storage 206kw power and PV 70kw power. Construction committed in year 0, energy storage upgraded in year 3, PV upgraded in year 5 One time 9

# Our Comprehensive Product and Service Offerings Create a Virtuous Cycle of Growth

NaaS
NASDAQ: NAAS



UEIOT
Ubiquitous Electric
Internet of Things
ES
Energy Storage
VPP
Virtual Power Plant
EPC (3)
EIOT(1)
User Acquisition Platform
REITs
Financial Support
EAIOP(2)
Facilities Maintenance Platform
Charging Stations
More User Traffic
NaaS
Energy Service
End User
Vehicle Business Consumer
Better Experience
More Charging Stations
Intelligent Power Grid

**Better Experience**

- Provides comprehensive operation services to station owners
- Improves operational efficiency and enhances user experience

**More Charging Stations**

- Provides one-stop turnkey set-up services from site selection to financing to construction management
- Quick and efficient construction of charging stations

**Intelligent Power Grid**

- Provides upgrading services including energy storage system set-up and VPP trading
- Increases energy utilization and enhances charging station owners' profitability

Notes:
(1) EIOT stands for Energy Internet of Things
(2) EAIOP stands for Energy AI Operating Platform
(3) EPC stands for Engineering Procurement Construction

10

# Key Challenges and Requirements Faced by Charging Station Owners in China's Public Charging Market

NaaS
NASDAQ: NAAS

## SOEs and Local Government

### Pain Points

- Zero experience in charging industry
- Unable to independently select sites at a large scale
- Lacking experience in rapid establishment of stations
- Lacking professional operational platform

### Requirements

- ✓ Timely completion of large-scale station establishment
- ✓ Achieve return target for the investment

## Small & Medium Enterprises

### Pain Points

- Zero experience in charging industry
- Lacking know-how of the workflow to establish a station
- Lacking operational know-how to maintain station profitability

### Requirements

- ✓ Complete station establishment and maintain operation & maintenance with limited effort and time
- ✓ Achieve return target for the investment

## Real Estate Developers & Small-sized Site Owners

### Pain Points

- Lacking experience in site selection
- Lacking know-how of the workflow to establish a station
- Lacking operational know-how to effectively utilize charging piles

### Requirements

- ✓ Complete station establishment with limited effort and time
- ✓ Fully satisfy charging demands of residents

**Customers' Common Needs**

- **Site Selection Capabilities**
- **Equipment Procurement Capabilities**
- **Established Charging Service Platform**
- **Operation and Maintenance Capabilities**

NaaS ***One-stop Energy Port Solutions Provider***

11

# NaaS is Optimally Positioned to Fulfill Unmet Market Needs

NaaS
NASDAQ: NAAS

## Increasingly Fragmented Market

Investing in charging piles and equipment upgrades requires high CAPEX and local land resources, attracting more and more local asset owners to enter the market

Estimated # of Charging Piles Purchased (1)



(mm piles)
1.6
25.9
2020
2030

Estimated Charging Power Upgrades



(kW)
Charging Time 1h
Charging Time < 10min
120
500
2020
2030

Per Pile Cost(2) — **RMB100K / pile**

Notes:
(1) Source: Frost & Sullivan
(2) Including costs of hardware, land development and power grid peripherals

## New Entrants Face Technological Barriers in Site Selection, Design and Construction

**How NaaS can help:**

- Intelligent Site Selection System
- Digital Station Management System
- Smart Station Deployment System
- Coordination System Between Station and Power Plant

## Ongoing Operation and Maintenance Needs Require A Nationwide Service Platform

**How NaaS can help:**

- Charging Pile Maintenance Platform
- Station Operation and Management Personnel Providing Professional Operating Service

## Lack of Traffic without Online User Acquisition Channel

**How NaaS can help:**

- Online model makes charging easier and improves user experience
- Ability to support rapidly increasing and diversified charging demand
- Access to a variety of hardware manufacturers

12

# VPP to Achieve Peak Shaving and Valley Filling

NaaS
NASDAQ: NAAS


Increasing Charging Fees
Peak Shaving
Peak Shaving
Valley Filling
Reducing Charging Fees
Time
Original Load Curve
Load Curve After Peak Shaving and Valley Filling

**Higher Renewable Energy Contribution Leads to Higher Volatility in Upstream Power Supply Calls for VPP**

- PV, wind and hydropower are subject to weather conditions and their increasing contribution to power generation will lead to greater power generation fluctuations
- 65% minimum utilization rate of thermal power plants required to ensure grid stability
- Balancing between power supply and demand is inherently a constant challenge

**Our Virtual Power Plant ("VPP") Platform expected to launch in 2023**

- Balance power supply and demand by utilizing a dynamic pricing mechanism
- Increase energy utilization and enhance charging station owners' profitability

[ ]


Demand Adjustment
Electricity Supply Bureau
Virtual Power Plant
Release Deployment Requirements
Determine Revenue Based on Load Regulation results
Provide Subsidy According to Demand
Accurate Load Forecasting
Load Aggregators (charging Service Providers)
Precise Control of Deployment
Deploy Resources through Subsidies, Changes in Charging Fees, etc.
Achieve Load Adjustment
Increase Charging Station Revenue
Resource Adjustment
Charging Station A
Charging Station B
Charging Station N
Business
Capital

Source: Broker reports

13

Visionary Management Team with Proven Execution Capability DAI Zhen Founder & Chairman WANG Yang Co-Founder & CEO Alex Wu CFO Sun Lei COO ZENG Qingzhu Vice President of Strategy YU Xiang Vice President of Sales Visionary management team with proven execution capabilities ✓ Over 200 employees with in-depth expertise, resources and connections in the power industry ✓ Big-data driven business with 25% of personnel focused on R&D 14

NaaS is Backed by China’s Largest Automotive Energy Digitalization Platform China’s largest automotive fueling service platform China's largest online automotive fueling service network China’s largest third-party gas station network Largest user base in China’s automotive fueling market Automotive Fueling Business China’s Largest Automotive Energy Service Platform 76.9% shareholding NaaS EV Charging Business Charging volume in China 1,062GWh 1H22 Charging Volume Number of public DCFCs connected 62% DCFC Market Share in China 404k Chargers Connected Tapping into the massive and fast-growing EV user base 2.2MM End users’ Needs Fulfilled Notes:(1) Ranked by GTV in 2021 (2) As of June 30, 2022 (3) As of March 31, 2022 NaaS NASDAQ:NAAS 15

ESG Highlights: Facilitate the Transition into Green Energy NaaS NASDAQ: NAAS 360 GWh procured cumulatively through NaaS’ network was generated from renewable energy, accounting for 78.6% of total volume procured as of June 30, 2022Carbon emission reduction of 896,800 tons in 2021 and approx. 700,400 tons in 1H 2022 Ms. Yang Wang, founder of NaaS, won the “2022 BRICS Women’s Innovation Competition Mulan Award” 17

World’s Largest Electric Mobility Market with Huge Potential One of China’s Largest EV Charging Network and Service Provider with First-mover Advantage Service-Based Recurring Revenue from Sticky Customers across Multiple Revenue Streams Asset-light Model Unlocks Exponential Growth Potential with Proven Management Team

02 Appendix

Sales of New EVs in China Accounted for More Than 50% of Total Global New EV Sales, with New EV Sales Penetration Rates in China’s Passenger Car Exceeding 30% NaaS NASDAQ: NAAS China’s EV penetration is accelerating faster than global China’s Passenger EV Sales & Penetration Rate (vs. Global) EV Penetration Rate (%) 40 30 20 10 0 2015 2020 2025 2030 2035 2040 100% 80% 60% 40% 20% 0% Annual EV sale China EV share of annual sales(%) Global EV share of annual sales(%) 20 Source: BNEF 20

NASDAQ: NAAS 30.4 72.0 229.8 2021 2030E US EU China (Unit: TWh With A Dominant Share and Ever Growing Demand, China’s Public Charging Service Market Will Continue to be the Largest Globally from 2021 2030 Source: Frost & Sullivan Notes: Europe includes the EU27, Norway, Iceland, Switzerland and United Kingdom 21 Charging Volume by Charging Type in the US, EU, and China Public Charging Volume in Different Regions, 2021 2030E 16% 25% 4% 10% 80% 65% 2021 2030E US Private chargers Dedicated chargers Public chargers 20% 28% 23% 26% 57% 46% 2021 2030E EU 49% 69% 31% 15% 20% 16% 2021 2030E China Remarkable differences in EV charging behavior between China and the ROW: In China, charging volume from public chargers dominates the current market and is expected to further increase its share through 2030 High urban population density, insufficient private parking space Constraints in grid capacity and difficulty in adapting infrastructure to residential areas Communities object to installment of public charging piles in residential areas China as a % of the total public charging volume in U.S., Europe and China China s public charging market is expected to maintain its global leadership position from 2021 2030 75% 69% 1.7 0.6 7.0

NASDAQ: NAAS China’s Public Charging Market is Expanding Rapidly, Anchored by an Increasing Dominance of DCFCs while Market Remains Highly Fragmented 13.4 12.4 25.9 2016 2021 2030E Unit: Million units CAGR 51.9% CAGR 43.5% 2021 2030E CAGR 58.3% CAGR 39.4% 2016 2021 16.7 213.1 229.8 2016 2021 2030E Unit: TWh CAGR 48.2% CAGR 39.5% 2021 2030E CAGR 70.1% CAGR 25.2% 2016 2021 8.7 74.7 1,969.0 2016 2021 2030E Unit: Thousand CAGR: 43.8% （ 2021 2030E 0.5 4.0 9.0 2016 2021 2030E Unit: Thousand CAGR: 9.4% （ 2021 2030E Public slow chargers Public DCFCs Public slow chargers Public DCFCs 22 Source: CIC Number of public chargers installed, China, 2016 2030E Public EV charging volume, China, 2016 2030E Number of EV charging stations, China, 2016 2030E Number of charging station operators, China, 2016 2030E The number of charging stations has increased rapidly, driven by favorable policies With relatively low barriers to entry, the EV charging industry has attracted the entrance of many smaller sized charging station operators Total Public DCFCs Public slow chargers 0.1 0.0 0.1 0.8 0.3 0.5 Total Public DCFCs Public slow chargers 0.7 0.4 0.3 7.0 6.2 0.8

# One-stop Service Provider with Dominant Competitive Advantage

NaaS

NASDAQ: NAAS

| | | | | | | | Services Provided to Energy Asset Owners | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Ranking | Company | Company Profile | Charging Volume through App, 1H2022 (GWh) | Market Share[(1)] (%) | # of Public Chargers Connected[(1)] ('000) | Public Chargers Excluded Dedicated Chargers Coverage Rate[(1)] (%) | Online User Traffic Referral | Operation and Maintenance | Charging Pile Procurement | Facilitation of Non-Charging Business |
| 1. | NaaS | One of the Largest and Fastest Growing Electric Vehicle Charging Service Providers | 1,062 | 19.3 | 404 | 36.2 | ✓ | ✓ | ✓ | ✓ |
| 2. | Company B | EV charging service network operated by a leading shared mobility platform in China | ~660 | 12.0 | ~370 | 33.1 | ✓ | ✗ | ✗ | ✗ |
| 3. | Company C | A third-party integrated EV charging service network in China, affiliated with a leading real estate developer | ~630 | 11.5 | ~320 | 28.7 | ✓ | ✓ | ✗ | ✓ |
| 4. | Company D | A third-party integrated EV charging service network in China, affiliated with a digital technology enterprise | ~480 | 8.7 | ~200 | 17.9 | ✓ | ✗ | ✗ | ✗ |

Source: Frost & Sullivan
Notes:
(1) As of June 30, 2022

22

NASDAQ: NAAS Virtual Power Plant (“VPP”) to Facilitate Construction of a “Modern Energy 24 Demand Pain Points Solutions Power Trading Services NaaS negotiates and procures power through long term Power Purchase Agreements and sells to station owners at a lower tariff  Station owners are currently price takers from grid with limited power negotiation and trading abilities  Complex power trading rules across provinces Need capable participants with nation wide and province wide trading licenses Procure power at lower tariff through power trading schemes ESS system, O&M and VPP services NaaS provides one stop upgrade solutions for installation and management of ESS systems, helping station owners to expand revenue streams and enhance profitability  Small station owners lack 1) know how to capture gain from power price movement; and 2) scale to aggregate demand to perform VPP functions Station dispatching ability by connecting charging points and storage equipment Traffic mobilization ability by connecting drivers and charging prices One stop upgrade solutions for installation and management of ESS systems 11% 89% V2G Bi directional Charging Based on NaaS ’ dynamic pricing system, charging stations may choose to charge their energy storage systems at lower prices during peak generation periods ( e.g. noon for solar), and discharge to vehicles or grid at a higher price when supply falls short Distributed Energy Resources DER)DER)( Thermal ( Establish price signals through the power market to encourage participation of all parties Dynamic pricing mechanism to balance supply and demand of different energy resources  DER including wind and solar may be subject to high curtailment due to oversupply and / or transmission constraints  Inherently it is a constant challenge balancing between thermal and DER  65% minimum utilization rate of thermal power plants required to ensure grid stability Source: National Bureau of Statistics Notes: (1) For 8 months from January to August 2022 1. Dynamic Pricing Mechanism 2. Power Market Trading 3. Energy Storage Solutions ("ESS")

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